

Mail Stop 7010

March 24, 2006

By U.S. Mail and Facsimile

Mr. James H. Hirst
Chief Executive Officer
Solpower Corporation
11555 Heron Bay Boulevard, Suite 200
Coral Springs, Florida 33076

> **Re:** **Solpower Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **File No. 000-29780**

Dear Mr. Hirst:

       We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Management's Discussion and Analysis, page 14

Critical Accounting Policies, page 15

1. In your future filings, please expand your discussion to explain why the valuations of stock-based compensation and extended warrants under the Black Scholes option-pricing model are critical accounting policies to you. This disclosure should

supplement, not duplicate, the description of your accounting policies that are already disclosed in the notes to the financial statements. The purpose of disclosing information about critical accounting policies is to:

- communicate to investors the level of imprecision inherent in the financial statements;

- provide an understanding about how management forms its judgments about future events; and

- explain how these judgments and future events could affect the financial statements.

Please refer to Section V of Release No. 33-8350, *Interpretation - Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations* for guidance.

Results of Operations, page 16

2. In future filings, please disclose any off-balance sheet arrangements you may have as required by Item 303(c) of Regulation S-B.

3. Please supplementally tell us and disclose in future filings, whether the reason for the changes in net revenue from fiscal 2004 to fiscal 2005 were due to an increase in unit volume, an increase in prices, or a combination of the two factors.

4. Also, please supplementally tell us and disclose in future filings, the reasons for changes in cost of revenues from fiscal 2004 to fiscal 2005.

Liquidity and Capital Reserves, page 17

5. In your future annual filing, please expand your discussion of liquidity to describe how the absence of cash flows (or negative cash flows) from your discontinued operations (Virtual Technologies Pty. Ltd.) are expected to affect your future liquidity.

Financial Statements, page 18

Consolidated Statements of Cash Flows, page 25

6. Please supplementally tell us what the line item "non-cash transactions" represents for each of the years you have presented.

7. We note that you have classified the net change in customer advances as a financing activity. Please tell us what consideration you gave to classifying this item as an operating activity. See paragraphs 21-22 of SFAS 95, *Statements of Cash Flows* for

guidance. This comment also applies to your Form 10-QSB for the Fiscal Quarter
Ended December 31, 2005.

Note 1 – Description of Business and Significant Accounting Policies, page 27

Revenue Recognition, page 28

8. Please supplementally tell us and disclose in future filings whether your revenue
recognition policy is in compliance with SAB No. 104.

Note 6 – Related Party Transactions, page 35

9. Please supplementally explain to us what the debt conversion expense of $607,930
represents and how this amount was determined.

Note 7 – Shareholder Equity, page 36

10. Please supplementally tell us and disclose in future filings the significant assumptions
used to estimate the fair value of the call options issued on June 1, 2004 as required
by paragraph 47d. of SFAS 123, *Accounting for Stock-Based Compensation*.

Note 10 – Segment Reporting, page 41

11. In future annual filings, please disclose information about geographic regions, as
required by paragraph 38 of SFAS 131, *Disclosures about Segments of an Enterprise
and Related Information*.

12. It appears that your reconciliations of other income (expense) and net income (loss)
for fiscal 2005 do not reconcile to your consolidated statement of operations for the
year ended March 31, 2005. In future annual filings, please ensure that these
amounts reconcile to your consolidated statements of operations, should you continue
to disclose such information.

Item 8A – Controls and Procedures

13. It appears that you have inadvertently excluded this section from your Form 10-KSB.
In this regard, please amend your Form 10-KSB to include the information required
by Item 307 and Item 308(c) of Regulation S-B.

Section 302 Certification

14. In future annual and quarterly filings, please ensure that your section 302 certifications conform to the exact wording required by Item 601(b)(31) of Regulation S-B.

    In this regard, please also note that that your section 302 certification should not include paragraph 4(b) since this paragraph refers to the design of internal control over financial reporting which you are not yet required to include as a small business filer.

Form 10-QSB for the Fiscal Quarter Ended December 31, 2005

Consolidated Statements of Cash Flows, page 6

15. Please supplementally tell us what the line item "non-cash transactions" represents for the nine months ended December 31, 2004.

16. Please tell us what the line item "net change in investment of discontinued operations" represents.

Note 1 – Organization, Operations, Basis of Presentation and Management Plans, page 8

Discontinued Operations, page 8

17. With regard to your sale of Virtual Technologies Pty. Ltd. (Australia), please supplementally tell us the carrying amount of the major classes of assets and liabilities included as part of the disposal group. In addition, please disclose this information in your future annual filing, as required by paragraph 47(a) of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

18. Please explain to us how you determined the fair value of the royalty agreement to be $120,000.

Item 3 – Controls and Procedures, page 22

19. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, please revise your future filings to state the full definition of disclosure controls and procedures. Alternatively, you may simply state that your disclosure controls and procedures are effective or ineffective.

In addition, please note that the evaluation of your disclosure controls and procedures should be made as of the date of the financial statements and not within 90 days of the filing date of the report. See Exchange Act Rule 13a-15 for guidance.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief